Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation

Jade Biosciences Canada ULC	British Columbia

Jade Biosciences MA Security Corporation	Massachusetts

Aerovate Securities Corporation	Massachusetts